UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       ☒   Form 10-KSB     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-QSB
                              ☐   Form N-SAR       ☐  Form N-CSR

For Period Ended:     December 31, 2007.
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CELLCYTE GENETICS CORPORATION
Full Name of Registrant

Not applicable
Former Name if Applicable

1725 220th Street, Suite 103
Address of Principal Executive Office (Street and Number)

Bothell, Washington, 98021
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N- SAR of Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management was unable to obtain certain of the business information necessary to complete the preparation of the Company's Form 10-KSB for the period ended December 31, 2007 and the review of the report by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay the Company is unable to file its annual report on Form 10-KSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

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PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contract in regard to this notification.

Gary A. Reys (Name)	(425) (Area Code)	483-6101 (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒ Yes            ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☒ Yes            ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 30, 2007, we acquired all of the issued and outstanding shares of CellCyte Genetics Corporation (a Washington corporation), which constitutes a recapitalization of our company and has been accounted for in accordance with the principles applicable to accounting for reverse acquisitions with CellCyte (the Washington corporation), the legal subsidiary, being treated as the accounting parent and our company, the legal parent, being treated as the accounting subsidiary. Accordingly, the consolidated results of operations and cash flows of our company set forth in our annual report on Form 10-KSB for the year ended December 31, 2007 include those of CellCyte (the Washington corporation) for all periods presented and those of our company subsequent to the date of the CellCyte acquisition.

CELLCYTE GENETICS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008.	By: /s/ Gary A. Reys Gary A. Reys President, Chief Executive Officer and a director

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